Exhibit 99.1

SINA Announces $180 Million Private Equity Financing
Shanghai, China—(PR Newswire)—September 28, 2009—SINA Corporation (Nasdaq GS: SINA), a leading online media company and mobile value-added service (MVAS) provider for China and for the global Chinese communities, today announced that it has entered into a definitive agreement for a private equity placement of its ordinary shares with New-Wave Investment Holding Company Limited (“New-Wave”), a British Virgin Islands company established and controlled by Charles Chao, SINA’s Chief Executive Officer, and other members of SINA’s management. At the closing, SINA will receive gross proceeds of $180 million, and New-Wave will receive approximately 5.6 million ordinary shares in SINA. The closing of the financing is subject to customary conditions. The shares issued to New-Wave will be subject to a six month lock-up and will have customary registration rights pursuant to a Registration Rights Agreement entered into between SINA and New-Wave. The Company expects to use the proceeds of the financing for future acquisitions and general corporate purposes.
“We are pleased to have entered into this significant private placement, which will enhance SINA’s liquidity position and ability to execute on strategic undertakings. This management-lead investment is a vote of confidence in SINA prospects and strategy.” stated Yan Wang, Chairman of SINA.
“I am honored to be given the opportunity to lead this investment in SINA with my management team. This investment is a reflection of management’s strong commitment to SINA’s future and ties our interest to the rest of the shareholders even closer, while increasing the Company’s cash reserve for both operational and strategic needs,” said Charles Chao, Chief Executive Officer of SINA.
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. There shall not be any sale of these securities in any jurisdiction in which such offering would be unlawful. The securities offered and sold in the private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration under the Securities Act and applicable state securities laws.
About SINA
SINA Corporation (Nasdaq GS: SINA) is a leading online media company and value-added information service provider in the People’s Republic of China and for the global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, game community services, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and is subject to the safe harbor created by this section. These forward-looking statements include statements regarding the potential closing of the proposed private placement of SINA’s ordinary shares and the use of proceeds from the financing. There is no certainty as to whether or when the closing of the private placement will occur or how and when the proceeds will be used. Whether or when the private placement closes is subject to a number of risks and uncertainties, including the closing conditions and covenants in the agreement with New-Wave. SINA assumes no obligation to update the forward-looking information contained in this press release.
Contact:
Cathy Peng
SINA Corporation
Phone: 8610-82628888 x 3112
Email: ir@staff.sina.com.cn